Exhibit 99.20
CONSENT OF EMERSON RICARDO RE
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.Technical Report on the Boa Esperança Project entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021.
Yours truly,

/s/ Emerson Ricardo Re
____________________________________
Emerson Ricardo Re, MSc, MBA
MAusIMM (CP) (No. 305892)
Registered Member (No. 0138) (Chilean Mining Commission)
Resource Manager of Ero Copper Corp.

Dated: March 11, 2022